SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________
SCHEDULE 13G

Amendment No. 3

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CEL SCI CORP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

150837408
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,025,873*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		1,025,873*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,873*
 *Reflects 25:1 stock consolidation that occurred and includes 5,206 common shares; Series V warrants convertible into 101,264 common shares of the Issuer; Series W warrants convertible into 119,403 common shares of the Issuer; Series CC warrants convertible into 160,000 common shares of the Issuer; Series DD warrants convertible into 320,000 common shares of the Issuer; and Series EE warrants convertible into 320,000 common shares of the Issuer.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Up to 9.999%**
**The percentages used herein are calculated based upon 13,206,316 outstanding shares of the Issuer as of December 31, 2017, plus 1,020,667 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.  The Series CC, Series DD and Series EE warrants are not exercisable if, as a result of an exercise, the holder would then become a "ten percent beneficial owner" of the Issuer's common stock, as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended (the "Act").

12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,025,873*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		1,025,873*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,873*
*Reflects 25:1 stock consolidation that occurred and includes 5,206 common shares; Series V warrants convertible into 101,264 common shares of the Issuer; Series W warrants convertible into 119,403 common shares of the Issuer; Series CC warrants convertible into 160,000 common shares of the Issuer; Series DD warrants convertible into 320,000 common shares of the Issuer; and Series EE warrants convertible into 320,000 common shares of the Issuer.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Up to 9.999%**
**The percentages used herein are calculated based upon 13,206,316 outstanding shares of the Issuer as of December 31, 2017, plus 1,020,667 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.  The Series CC, Series DD and Series EE warrants are not exercisable if, as a result of an exercise, the holder would then become a "ten percent beneficial owner" of the Issuer's common stock, as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended (the "Act").

12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer:

Cel-Sci Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

8229 Boone Boulevard, Suite 802
 Vienna, Virginia 22182

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i)     P. O. Box 259
       George Town Financial Centre
        90 Fort Street
    Grand Cayman, Cayman Islands KY1-1208

ii)    66 Wellington Street West, Suite 2707
        Toronto, Ontario M5K 1H6 Canada

Item 2 (c). Citizenship:

i)  Cayman Islands
 ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

150837408

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 1,025,873*

(b)	Percent of class: Up to 9.9999%**

(c)	Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:  0

(ii)  Shared power to vote or to direct the vote:  1,025,873*

(iii) Sole power to dispose or to direct the disposition of:  0

(iv) Shared power to dispose or to direct the disposition of:  1,025,873*

* Reflects 25:1 stock consolidation that occurred and includes 5,206 common shares; Series V warrants convertible into 101,264 common shares of the Issuer; Series W warrants convertible into 119,403 common shares of the Issuer; Series CC warrants convertible into 160,000 common shares of the Issuer; Series DD warrants convertible into 320,000 common shares of the Issuer; and Series EE warrants convertible into 320,000 common shares of the Issuer.

**The percentages used herein are calculated based upon 13,206,316 outstanding shares of the Issuer as of December 31, 2017, plus 1,020,667 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.  The Series CC, Series DD and Series EE warrants are not exercisable if, as a result of an exercise, the holder would then become a "ten percent beneficial owner" of the Issuer's common stock, as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended (the "Act").

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.  Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
(Date)

MMCAP International Inc. SPC
By: /s/ Matthew MacIsaac Matthew MacIsaac, Director

February 14, 2018
(Date)

MM Asset Management Inc.
By: /s/ Hillel Meltz Hillel Meltz, President